SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Computer Horizons Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
205908106

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	205908106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpaw Credit Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,655,458

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,655,458

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,655,458

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	4.9%**

12	TYPE OF REPORTING PERSON*

	PN
*      SEE INSTRUCTIONS BEFORE FILLING OUT
**    SEE ITEM 4(b).

CUSIP No.	205908106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,817,595

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,817,595

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,817,595

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%**

12	TYPE OF REPORTING PERSON*

	PN
*      SEE INSTRUCTIONS BEFORE FILLING OUT
**    SEE ITEM 4(b).

CUSIP No.	205908106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,817,595

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,817,595

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,817,595

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%**

12	TYPE OF REPORTING PERSON*

	OO
*      SEE INSTRUCTIONS BEFORE FILLING OUT
**    SEE ITEM 4(b).

CUSIP No.	205908106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,817,595

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,817,595

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,817,595

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%**

12	TYPE OF REPORTING PERSON*

	IN
*      SEE INSTRUCTIONS BEFORE FILLING OUT
**    SEE ITEM 4(b).

CUSIP No.	205908106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,817,595

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,817,595

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,817,595

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%**

12	TYPE OF REPORTING PERSON*

	IN
*      SEE INSTRUCTIONS BEFORE FILLING OUT
**    SEE ITEM 4(b).

SCHEDULE 13G
          This Schedule 13G (the “Schedule 13G”) relates to shares of common stock, $0.10 par value (“Common Stock”), of Computer Horizons Corp., a New York corporation (the “Issuer”), and is being filed on behalf of (i) Southpaw Credit Opportunity Master Fund LP (“Fund ”), a Cayman Islands limited partnership, (ii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to Fund and a managed account (the “Managed Account”), (iii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iv) Kevin Wyman, a principal of Southpaw Holdings, and (v) Howard Golden, a principal of Southpaw Holdings (the persons mentioned in (ii) (iii), (iv) and (v) are referred to as the “Southpaw Management Group,” and together with the Fund, the “Reporting Persons”). All shares of Common Stock are held by the Fund and the Managed Account.

Item 1(a)	Name of Issuer.
Computer Horizons Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
2001 Route 46 East, Suite 310
Parsippany, NJ 07054

Item 2(a)	Name of Person Filing.
(i) Southpaw Credit Opportunity Master Fund LP (“Fund”), (ii) Southpaw Asset Management LP (“Southpaw Management”) (iii) Southpaw Holdings LLC (“Southpaw Holdings”) (iv) Kevin Wyman and (v) Howard Golden.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
Four Greenwich Office Park
Greenwich, CT 06831.

Item 2(c)	Citizenship or Place of Organization.
Fund is a Cayman Islands limited partnership. Southpaw Management is a Delaware limited partnership. Southpaw Holdings is a Delaware limited liability company. Mr. Wyman and Mr. Golden are United States citizens.

Item 2(d)	Title of Class of Securities.
Common stock $0.10 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.
205908106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	The Fund may be deemed the beneficial owner of 1,655,458 shares of Common Stock it holds. The Southpaw Management Group may be deemed the beneficial owner of 1,817,595 shares of Common Stock held by Fund and the Managed Account.

(b)	The Fund may be deemed the beneficial owner of 4.9%, and the Southpaw Management Group may be deemed the beneficial owner of 5.4%, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) 1,655,458 (the number of shares of Common Stock held by the Fund) and 1,817,595 (the number of shares of Common Stock held by the Fund and the Managed Account), respectively, by (ii) 33,837,284 shares of Common Stock outstanding as of November 1, 2007 as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2007.

(c)	The Southpaw Management Group has the power to vote and dispose of the 1,817,595 shares of Common Stock held by Fund and the Managed Account. The Fund has the power to vote and dispose of the 1,655,458 shares of Common Stock it holds.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 18, 2008

Southpaw Credit Opportunity Master Fund LP

By: Southpaw GP LLC, its general partner

By: Name:	/s/ Howard Golden Howard Golden
Title:	Managing Member

Southpaw Asset Management LP

By: Southpaw Holdings LLC, its general partner

By: Name:	/s/ Howard Golden Howard Golden
Title:	Managing Member

Southpaw Holdings LLC

By: Name:	/s/ Howard Golden Howard Golden
Title:	Managing Member

/s/ Kevin Wyman

Kevin Wyman

/s/ Howard Golden

Howard Golden